FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECEIVED
SEP 11 2003
187
PROCESSING SECTION

Merrill Lynch Mortgage Investors, Inc.	809940 [illegible]
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 22, 2003, MLMI Series 2003-A5	333-106175

Name of Person Filing the Document
(If Other than the Registrant)

03031074

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: Andrew Beal

Title: Managing Director

Dated: September 10, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$558,493,478 (approximate)
MLMI Series 2003-A5

Merrill Lynch Mortgage Investors, Inc.
Depositor

Wells Fargo Bank Minnesota, N.A.
Master Servicer

Merrill Lynch & Co.
Underwriter

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities or any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MORTGAGE POOL SUMMARY:

The following summary shows the characteristics of the mortgage pool (percentages are based on aggregate principal balances as of August 1, 2003):

	3/1 Loans	5/1 Loans	Aggregate
Number of Loans	242	1,062	1,304
Aggregate Current Principal Balance ($)	100,927,658	457,565,820	558,493,478
Average Current Principal Balance ($)	417,056	430,853	428,293
Range of Current Principal Balance ($)	79,774.19 to 998,603.04	43,010.00 to 1,900,000.00	43,010.00 to 1,900,000.00
Average Original Principal Balance ($)	419,035	432,557	430,048
Range of Original Principal Balance ($)	79,800.00 to 1,000,000.00	43,010.00 to 1,900,000.00	43,010.00 to 1,900,000.00
Weighted Average Remaining Term (months)	356	357	356
Range of Remaining Terms (months)	177 to 359	118 to 360	118 to 360
Weighted Average Original Term (months)	359	359	359
Current Weighted Average Mortgage Interest Rate	4.262%	4.957%	4.831%
Range of Current Mortgage Interest Rates	3.250% to 5.375%	3.500% to 7.125%	3.250% to 7.125%
Weighted Average Gross Margin	2.287%	2.123%	2.152%
Range of Gross Margin	2.000% to 2.750%	2.000% to 2.750%	2.000% to 2.750%
Weighted Average Net Margin	2.036%	1.873%	1.902%
Index:			
6 month LIBOR	0.08%	53.91%	44.18%
12 month LIBOR	93.17%	44.63%	53.40%
1 Year CMT	6.75%	1.46%	2.42%
Weighted Average Maximum Lifetime Mortgage Interest Rate	10.261%	9.957%	10.012%
Range of Maximum Lifetime Mortgage Interest Rate	9.250% to 11.375%	8.500% to 12.125%	8.500% to 12.125%
Weighted Average Constructive Loan-to-Value Ratio*	65.888%	66.338%	66.257%
Weighted Average Months to Interest Roll	33	57	53
Weighted Average Initial Periodic Rate Cap	2.002%	4.965%	4.430%
Weighted Average Subsequent Periodic Rate Cap	1.999%	1.461%	1.558%
Weighted Average Credit Score	737	729	730
Range of Credit Scores	624 to 816	574 to 819	574 to 819
Mortgaged Premises:			
Single-Family Dwellings	91.31%	88.58%	89.07%
Condominiums	4.78%	8.71%	8.00%
PUD	3.33%	1.42%	1.76%
Co-Op	0.00%	0.74%	0.60%
Two to Four Family	0.58%	0.55%	0.56%
Max Zip Code Concentration (%)	2.16	0.82	0.80
Max Zip Code Concentration (zip)	95014	20854	95014
Geographic Concentration (above 5% of pool)	California: 35.54% Texas: 7.70% Illinois: 7.04% Virginia: 6.17%	California: 27.36% Illinois: 6.29% Virginia: 5.55% Texas: 5.53% New York: 5.08%	California: 28.84% Illinois: 6.42% Texas: 5.92% Virginia: 5.66%

*The constructive loan-to-value ratio for any mortgage loan is calculated as (i) the original loan amount less the amount of any required additional collateral, generally 30% divided by (ii) the appraised value of the mortgaged property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the mortgaged property.

GROUP I:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ABN AMRO	1	$378,239.69	0.37%
MLCC	1	79,774.19	0.08
NATCITY	240	100,469,643.91	99.55
Total:	**242**	**$100,927,657.79**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
75,000.01 to 100,000.00	1	$79,774.19	0.08%
100,000.01 to 200,000.00	27	4,277,501.79	4.24
200,000.01 to 300,000.00	27	6,708,659.81	6.65
300,000.01 to 400,000.00	67	23,951,314.14	23.73
400,000.01 to 500,000.00	53	24,113,647.92	23.89
500,000.01 to 600,000.00	34	18,690,829.51	18.52
600,000.01 to 700,000.00	25	16,056,305.37	15.91
700,000.01 to 800,000.00	2	1,487,828.75	1.47
800,000.01 to 900,000.00	2	1,643,733.11	1.63
900,000.01 to 1,000,000.00	4	3,918,063.20	3.88
Total:	**242**	**$100,927,657.79**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.001 to 3.250	2	$1,062,000.00	1.05%
3.251 to 3.500	6	3,204,524.87	3.18
3.501 to 3.750	28	10,734,758.90	10.64
3.751 to 4.000	41	15,762,853.63	15.62
4.001 to 4.250	50	22,629,316.14	22.42
4.251 to 4.500	52	22,206,713.57	22.00
4.501 to 4.750	48	20,423,462.18	20.24
4.751 to 5.000	13	4,438,265.56	4.40
5.001 to 5.250	1	272,000.00	0.27
5.251 to 5.500	1	193,762.94	0.19
Total:	**242**	**$100,927,657.79**	**100.00%**

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.001 to 9.250	2	$1,062,000.00	1.05%
9.251 to 9.500	6	3,204,524.87	3.18
9.501 to 9.750	28	10,734,758.90	10.64
9.751 to 10.000	42	15,842,627.82	15.70
10.001 to 10.250	50	22,629,316.14	22.42
10.251 to 10.500	52	22,206,713.57	22.00
10.501 to 10.750	48	20,423,462.18	20.24
10.751 to 11.000	12	4,358,491.37	4.32
11.001 to 11.250	1	272,000.00	0.27
11.251 to 11.500	1	193,762.94	0.19
Total:	**242**	**$100,927,657.79**	**100.00%**

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
Treasury - 1 Year	18	$6,814,405.69	6.75%	2.750%	2.493%
LIBOR - 6 Month	1	79,774.19	0.08	2.000	1.750
LIBOR - 12 Month	223	94,033,477.91	93.17	2.254	2.004
Total:	**242**	**$100,927,657.79**	**100.00%**	**2.287%**	**2.036%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
177	1	$698,439.58	0.69%
349	1	193,762.94	0.19
351	1	363,112.74	0.36
354	6	1,799,788.91	1.78
355	16	7,499,909.40	7.43
356	31	13,819,174.81	13.69
357	49	19,745,958.49	19.56
358	110	45,763,693.11	45.34
359	27	11,043,817.81	10.94
Total:	**242**	**$100,927,657.79**	**100.00%**

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
09/01/2005	1	$193,762.94	0.19%
11/01/2005	1	363,112.74	0.36
02/01/2006	6	1,799,788.91	1.78
03/01/2006	16	7,499,909.40	7.43
04/01/2006	31	13,819,174.81	13.69
05/01/2006	50	20,444,398.07	20.26
06/01/2006	110	45,763,693.11	45.34
07/01/2006	27	11,043,817.81	10.94
Total:	**242**	**$100,927,657.79**	**100.00%**

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	2	$1,102,725.39	1.09%
20.01 to 30.00	5	2,003,124.16	1.98
30.01 to 40.00	8	3,084,633.91	3.06
40.01 to 50.00	21	9,521,899.37	9.43
50.01 to 60.00	25	11,003,464.22	10.90
60.01 to 70.00	64	29,912,054.33	29.64
70.01 to 75.00	35	12,957,919.17	12.84
75.01 to 80.00	75	29,457,387.78	29.19
85.01 to 90.00	6	1,524,491.47	1.51
90.01 to 95.00	1	359,957.99	0.36
Total:	**242**	**$100,927,657.79**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 65.89%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 95.00% or less than 16.11%.

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Constructive Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	2	$1,102,725.39	1.09%
20.01 to 30.00	5	2,003,124.16	1.98
30.01 to 40.00	8	3,084,633.91	3.06
40.01 to 50.00	21	9,521,899.37	9.43
50.01 to 60.00	25	11,003,464.22	10.90
60.01 to 70.00	64	29,912,054.33	29.64
70.01 to 75.00	35	12,957,919.17	12.84
75.01 to 80.00	75	29,457,387.78	29.19
85.01 to 90.00	6	1,524,491.47	1.51
90.01 to 95.00	1	359,957.99	0.36
Total:	**242**	**$100,927,657.79**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 65.89%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 16.11%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
601 to 625	1	$407,871.01	0.40%
626 to 650	4	1,175,352.94	1.16
651 to 675	15	6,415,841.98	6.36
676 to 700	37	14,796,933.33	14.66
701 to 725	38	17,284,035.06	17.13
726 to 750	46	17,294,924.71	17.14
751 to 775	50	21,780,253.96	21.58
776 to 800	45	19,965,928.35	19.78
801 to 820	6	1,806,516.45	1.79
Total:	**242**	**$100,927,657.79**	**100.00%**

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	211	$89,090,986.30	88.27%
Full - Alternative	30	11,289,478.81	11.19
Income Only	1	547,192.68	0.54
Total:	**242**	**$100,927,657.79**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	231	$96,046,560.43	95.16%
Second Home	11	4,881,097.36	4.84
Total:	**242**	**$100,927,657.79**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	60	$25,899,824.22	25.66%
Refinance - Rate Term	149	63,095,923.30	62.52
Refinance - Cashout	33	11,931,910.27	11.82
Total:	**242**	**$100,927,657.79**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	85	$35,868,168.62	35.54%
Texas	21	7,773,438.63	7.70
Illinois	19	7,105,114.56	7.04
Virginia	15	6,223,758.54	6.17
Colorado	11	4,979,067.72	4.93
Michigan	11	4,494,110.59	4.45
Georgia	11	4,313,718.63	4.27
Maryland	9	4,037,338.91	4.00
Arizona	8	3,770,333.47	3.74
Ohio	7	3,253,603.09	3.22
Oregon	4	2,475,824.94	2.45
Florida	5	2,345,567.70	2.32
District of Columbia	5	2,318,660.04	2.30
New Jersey	5	2,209,983.05	2.19
Massachusetts	4	1,696,977.86	1.68
Nevada	2	1,159,990.23	1.15
Minnesota	3	970,714.43	0.96
North Carolina	4	967,091.39	0.96
Missouri	2	934,786.36	0.93
Tennessee	2	749,349.52	0.74
Others	9	3,280,059.51	3.25
Total:	**242**	**$100,927,657.79**	**100.00%**

GROUP II:

Originator

Originator	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	582	$252,007,027.37	55.08%
NATCITY	480	205,558,792.49	44.92
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Range of Principal Balances ($)

Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$137,010.00	0.03%
50,000.01 to 75,000.00	12	746,341.13	0.16
75,000.01 to 100,000.00	29	2,545,507.42	0.56
100,000.01 to 200,000.00	116	17,769,045.94	3.88
200,000.01 to 300,000.00	98	24,619,261.04	5.38
300,000.01 to 400,000.00	251	90,695,379.85	19.82
400,000.01 to 500,000.00	246	110,832,287.98	24.22
500,000.01 to 600,000.00	144	79,730,726.71	17.42
600,000.01 to 700,000.00	77	49,427,499.94	10.80
700,000.01 to 800,000.00	24	18,110,932.77	3.96
800,000.01 to 900,000.00	22	18,772,177.17	4.10
900,000.01 to 1,000,000.00	27	26,247,695.84	5.74
1,000,000.01 to 1,500,000.00	10	12,713,374.54	2.78
1,500,000.01 to 2,000,000.00	3	5,218,579.53	1.14
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Range of Mortgage Rates (%)

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.251 to 3.500	1	$414,000.00	0.09%
3.501 to 3.750	2	1,123,996.99	0.25
3.751 to 4.000	8	3,182,144.78	0.70
4.001 to 4.250	33	13,634,720.01	2.98
4.251 to 4.500	83	33,894,296.20	7.41
4.501 to 4.750	237	101,047,177.50	22.08
4.751 to 5.000	344	149,425,747.77	32.66
5.001 to 5.250	199	83,580,219.48	18.27
5.251 to 5.500	109	46,673,364.12	10.20
5.501 to 5.750	32	15,226,376.69	3.33
5.751 to 6.000	7	5,686,623.00	1.24
6.001 to 6.250	4	2,520,040.66	0.55
6.251 to 6.500	1	920,000.00	0.20
7.001 to 7.250	2	237,112.66	0.05
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Range of Maximum Mortgage Rates (%)

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.251 to 8.500	1	$414,000.00	0.09%
8.501 to 8.750	2	1,123,996.99	0.25
8.751 to 9.000	8	3,182,144.78	0.70
9.001 to 9.250	33	13,634,720.01	2.98
9.251 to 9.500	83	33,894,296.20	7.41
9.501 to 9.750	237	101,047,177.50	22.08
9.751 to 10.000	344	149,425,747.77	32.66
10.001 to 10.250	199	83,580,219.48	18.27
10.251 to 10.500	109	46,673,364.12	10.20
10.501 to 10.750	32	15,226,376.69	3.33
10.751 to 11.000	7	5,686,623.00	1.24
11.001 to 11.250	4	2,520,040.66	0.55
11.251 to 11.500	1	920,000.00	0.20
12.001 to 12.250	2	237,112.66	0.05
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Index

Index	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Gross Margin	Net Margin
Treasury - 1 Year	17	$6,675,562.97	1.46%	2.750%	2.500%
LIBOR - 6 Month	569	246,688,770.17	53.91	2.000	1.750
LIBOR - 12 Month	476	204,201,486.72	44.63	2.250	2.000
Total:	**1,062**	**$457,565,819.86**	**100.00%**	**2.123%**	**1.873%**

Remaining Terms to Stated Maturity (in months)

Remaining Terms (in Months)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
118	1	$442,765.36	0.10%
177	1	375,708.98	0.08
178	2	891,312.84	0.19
333	2	237,112.66	0.05
341	2	1,257,596.00	0.27
344	1	393,480.00	0.09
345	4	1,736,269.66	0.38
346	1	84,750.00	0.02
349	1	449,500.00	0.10
350	1	623,143.00	0.14
351	6	2,811,663.20	0.61
352	6	2,752,096.64	0.60
353	14	5,109,192.24	1.12
354	16	9,085,432.63	1.99
355	19	7,474,926.96	1.63
356	138	57,578,631.07	12.58
357	255	111,269,388.57	24.32
358	428	186,134,171.47	40.68
359	161	67,382,179.58	14.73
360	3	1,476,499.00	0.32
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
05/01/2006	2	$237,112.66	0.05%
01/01/2007	2	1,257,596.00	0.27
04/01/2007	1	393,480.00	0.09
05/01/2007	4	1,736,269.66	0.38
06/01/2007	1	84,750.00	0.02
09/01/2007	1	449,500.00	0.10
10/01/2007	1	623,143.00	0.14
11/01/2007	6	2,811,663.20	0.61
12/01/2007	6	2,752,096.64	0.60
01/01/2008	14	5,109,192.24	1.12
02/01/2008	16	9,085,432.63	1.99
03/01/2008	19	7,474,926.96	1.63
04/01/2008	138	57,578,631.07	12.58
05/01/2008	256	111,645,097.55	24.40
06/01/2008	431	187,468,249.67	40.97
07/01/2008	161	67,382,179.58	14.73
08/01/2008	3	1,476,499.00	0.32
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Range of Loan-to-Value Ratios at Origination (%) (1)

Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	6	$2,212,329.51	0.48%
20.01 to 30.00	17	6,797,632.23	1.49
30.01 to 40.00	37	18,184,386.99	3.97
40.01 to 50.00	92	35,811,999.18	7.83
50.01 to 60.00	127	59,900,603.29	13.09
60.01 to 70.00	179	90,138,960.94	19.70
70.01 to 75.00	148	65,672,635.34	14.35
75.01 to 80.00	319	130,021,369.18	28.42
80.01 to 85.00	11	4,393,783.54	0.96
85.01 to 90.00	37	14,159,325.69	3.09
90.01 to 95.00	31	8,730,840.81	1.91
95.01 to 100.00	58	21,541,953.16	4.71
Total:	**1,062**	**$457,565,819.86**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 68.76%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 12.82%.

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Constructive Loan-to-Value Ratios (%)	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	6	$2,212,329.51	0.48%
20.01 to 30.00	17	6,797,632.23	1.49
30.01 to 40.00	37	18,184,386.99	3.97
40.01 to 50.00	119	41,019,360.53	8.96
50.01 to 60.00	128	60,297,587.29	13.18
60.01 to 70.00	261	127,144,967.92	27.79
70.01 to 75.00	147	65,646,225.34	14.35
75.01 to 80.00	311	127,116,642.53	27.78
80.01 to 85.00	4	1,309,628.94	0.29
85.01 to 90.00	15	4,006,906.24	0.88
90.01 to 95.00	17	3,830,152.34	0.84
Total:	**1,062**	**$457,565,819.86**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.34%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 12.82%.

Range of Credit Scores

Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
551 to 575	2	$1,505,000.00	0.33%
576 to 600	8	2,330,873.56	0.51
601 to 625	27	9,247,457.07	2.02
626 to 650	42	17,034,492.24	3.72
651 to 675	87	38,872,251.84	8.50
676 to 700	127	52,243,573.70	11.42
701 to 725	154	71,152,177.53	15.55
726 to 750	193	86,452,616.10	18.89
751 to 775	221	97,296,611.54	21.26
776 to 800	179	74,434,489.95	16.27
801 to 820	22	6,996,276.33	1.53
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	783	$335,487,548.62	73.32%
Alternative Income	120	52,347,989.79	11.44
Full - Alternative	50	18,883,854.09	4.13
No Income/No Ratio	60	28,952,601.23	6.33
Stated Income	49	21,893,826.13	4.78
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	952	$413,771,762.08	90.43%
Second Home	64	34,611,995.03	7.56
Investment	46	9,182,062.75	2.01
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	269	$108,825,505.24	23.78%
Refinance - Rate Term	544	244,946,866.73	53.53
Refinance - Cashout	249	103,793,447.89	22.68
Total:	**1,062**	**$457,565,819.86**	**100.00%**

Geographic Location

Geographic Location	Number of Loans	Aggregate Principal Balance Outstanding As of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	279	$125,208,537.55	27.36%
Illinois	60	28,776,098.26	6.29
Virginia	59	25,380,515.76	5.55
Texas	67	25,315,737.04	5.53
New York	53	23,243,502.02	5.08
New Jersey	53	22,037,455.97	4.82
Florida	46	20,805,858.62	4.55
Maryland	42	19,422,319.79	4.24
Michigan	35	16,684,173.32	3.65
Colorado	37	16,153,736.30	3.53
Georgia	38	16,054,749.65	3.51
Arizona	38	14,729,969.27	3.22
Massachusetts	22	11,934,400.67	2.61
Ohio	25	10,934,475.87	2.39
Washington	20	7,683,031.49	1.68
Connecticut	15	7,589,463.16	1.66
North Carolina	19	7,500,404.73	1.64
Pennsylvania	18	7,133,781.08	1.56
District of Columbia	12	5,313,912.08	1.16
Oregon	11	4,680,555.39	1.02
Others	113	40,983,141.84	8.96
Total:	**1,062**	**$457,565,819.86**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Mortgage Finance Group

John Winchester	(212) 449-5182
Oleg Saitskiy	(212) 449-1901
Carlos Laracuente	(212) 449-1437

MBS Trading & Syndicate

Brian Delany	(212) 449-5320
Jesus Cantalapierda	(212) 449-5320